UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 10, 2014

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS VISIT OF RUSSIA’S MINISTER FOR DEVELOPMENT OF FAR EAST TO MECHEL
FACILITIES IN FAR EAST FEDERAL REGION

Moscow, Russia — June 10, 2014 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports that Russia’s Minister for
Development of the Far East Alexander Galushka visited the company’s production facilities on the territory of Russia’s Far East Federal Region as part of his work tour of the Far East ports and infrastructure objects.
During his visit to the company’s facilities, Alexander Galushka was accompanied by Chairman of Mechel OAO’s Board of Directors Igor Zyuzin, First Deputy
Minister Alexander Osipov and Deputy Minister Maxim Shereikin. The minister toured Neryungrinsky Open Pit, the Elga coal deposit, examined the 321-kilometer
Ulak-Elga railway built on Mechel’s own funds. Alexander Galushka also visited
Trade Port Posiet, owned by Mechel, and Sea Trade Port Vanino, whose capacities are used to transship the company’s coal products to Asia Pacific.
As part of the visit, a conference of ministry officials and business representatives was held, regarding perspectives for the coal industry’s development in the region, issues of further development of industrial infrastructure and logistics, creation of a municipality at the Elga deposit, as well as issues of financial support for large-scale projects that are listed in the long-term development program for Russia’s coal industry until 2030.
“Today Mechel is creating a powerful high-tech industrial cluster in Southern
Yakutia, aimed at developing the entire region and trade ties with Asia
Pacific,” Russia’s Minister for Development of the Far East Alexander Galushka
noted.
“We are grateful to Alexander Galushka for his attention to our projects in the
Far East Federal Region and his high appreciation of the Elga project. Russia’s new coal industry development program stipulates that the mining focus will shift from Kuzbass to Eastern Siberia. In line with this trend, which has become evident a few years ago, in 2008 we began our large-scale investment project of developing the Elga coking coal deposit. We realize that this project is unique for the entire Far East region. The industrial cluster at Elga will become a flagship for Russia’s coal industry,” Chairman of Mechel OAO’s Board of
Directors Igor Zyuzin noted.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs over 70,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: June 10, 2014	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO